July 31, 1999

                   QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended June 30, 1999. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month period ended June 30, 1999, and 1998, total revenues increased 4.2% from $535,517 to $557,813 and total expenses increased 3.1% from $376,519 to $388,033. As a result, net income increased 6.8% from $158,998 for the three-month period ended June 30, 1998, to $169,780 for the same period in 1999. Rental revenue increased as a result of higher unit rental rates. Operating expenses increased approximately $9,100 (2.8%) primarily as a result of relatively insignificant fluctuations in various expense accounts. General and administrative expneses remained constant. Occupancy levels for the Partnership's six mini-storage facilities averaged 85.9% for the three-month period ended June 30, 1999, and 89.2% for the same period in 1998. The Partnership is continuing its marketing efforts to attract andk keep new tenants in its various mini-storage facilities.

For the six month periods ended June 30, 1999, and 1998, total revenues increased 4.7% from $1,059,947 to $1,109,545 and total expenses increased 4.1% from $755,768 to $786,970. As a result, net income increased 6.0% from $304,179 for the six months ended June 30, 1998, to $322,575 for the same period in 1999. Rental revenue increased primarily as a result of higher unit rental rates during the six-month period. Operating expenses increased approximately $33,000 (5.2%) primarily due to increases in maintenance and repair, salaries and wage expenses and propterty management fees. Property management fees, which are based on rental income, increased as a result of the increase in rental revenue. General and administrative expenses remained constant.

The General Partners will continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

The Year 2000 issue refers to the inability of certain computer systems to recognize a date using "00" as the Year 2000. The Partnership has implemented a Year 2000 program, which has three phases: (1) identification; (2) remediation; and (3) testing and verification. The Partnership, as well as the property management company and the Partnership's warehouse facilities have completed those phases. Computer programs have been upgraded and tested to function properly with respect to the dates in the Year 2000 and thereafter. Year 2000 compliance costs are nominal and have been expnesed in the regular course of business. The Partnership provides no assurance that third-party suppliers and customers will be compliant. Nevertheless, the Partnership does not believe that the Year 2000 issue will have a material adverse effect on its financial condition or results of operations.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President